May 21, 2025

John L. Villano
Chief Executive Officer
Sachem Capital Corp.
568 East Main Street
Branford, CT 06405

       Re: Sachem Capital Corp.
           Registration Statement on Form S-3
           Filed May 16, 2025
           File No. 333-287346
Dear John L. Villano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Joel J. Goldschmidt, Esq.